Exhibit 99.1

Apex Announces Closing of Over-Allotment Option

VANCOUVER, British Columbia, October 27, 2026 – Apex Critical Metals Corp. (NASDAQ and CSE: APXC | OTCQX: APXCF | FWB: KL9 | Euronext Access Paris: MLAPX) (“Apex” or the “Company”), a mineral exploration company focused on advancing its strategic 100%-controlled Rift Rare Earth Project within the Elk Creek Carbonatite Complex in southeastern Nebraska, U.S.A., today announced that it has issued an additional 60,000 American Depositary Shares (“ADSs”) at the public offering price of US$4.65 per share pursuant to the full exercise of the underwriter’s over-allotment option in connection with the Company’s previously announced public offering of ADSs (the “Offering”).

Maxim Group LLC acted as sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (File No. 333-298319) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on August 13, 2026. No securities were offered or sold to Canadian purchasers under the Offering. A final prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof was filed with the SEC and forms a part of the effective registration statement and is available on the SEC’s website at www.sec.gov and on SEDAR+ website at www.sedarplus.ca. Copies of the final prospectus supplement and accompanying prospectus may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

On behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.